SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012 as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS-WM” on pages 2-3 hereof to the “Recent Developments—FMS-WM” section; and

•

Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 3-8 hereof.

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated March 1, 2013 and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

II

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2013 through October 2013 (through October 11, 2013), as reported by the Federal Reserve Bank of New York.

2013	High	Low
August	1.3426	1.3196
September	1.3527	1.3120
October (through October 11, 2013)	1.3642	1.3513

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

FMS-WM

FMS-WM’s Results for the Six Months Ended June 30, 2013

FMS-WM is not required to publish interim financial statements in conformity with German GAAP. Nevertheless, FMS-WM does prepare selected interim financial information for the six months ended June 30 in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2013.

In the six months ended June 30, 2013, FMS-WM further reduced the nominal value of its portfolio by 6.1% from EUR 136.9 billion as of December 31, 2012 to EUR 128.5 billion as of June 30, 2013. The portfolio reduction of EUR 8.4 billion in the six months ended June 30, 2013 was due to favorable market conditions in certain regions during this period.

FMS-WM’s results from ordinary activities improved from a loss of EUR 50 million in the six months ended June 30, 2012 to a profit of EUR 75 million in the six months ended June 30, 2013. Although net interest income decreased by 16% from EUR 382 million in the six months ended June 30, 2012 to EUR 320 million in the six months ended June 30, 2013, it was one of the main factors that contributed to the positive result for this period. Net commission income increased from EUR 25 million in the six months ended June 30, 2012 to EUR 43 million in the six months ended June 30, 2013.

General and administrative expenses decreased from EUR 183 million in the six months ended June 30, 2012 to EUR 173 million in the six months ended June 30, 2013, which included service fees of EUR 104 million, compared to EUR 140 million for the six months ended June 30, 2012. The service fees are expected to decrease as the wind-up of the portfolio continues. Additions to risk provisions for the lending business and net loss from investments in the securities business, primarily due to additions to single and general loan loss provisions as well as to reversals of previously written-down securities, accounted for total charges of EUR 122 million in the six months ended June 30, 2013 compared to total charges of EUR 280 for the six months ended June 30, 2012. Hidden losses on the securities in the investment portfolio were reduced from EUR 12.5 billion as of December 31, 2012 to EUR 11.8 billion as of June 30, 2013.

FMS-WM’s total assets decreased by 19.6% from EUR 246.4 billion as of December 31, 2012 to EUR 198.2 billion as of June 30, 2013. Apart from asset sales and extraordinary and contractual repayments as part of the unwinding of the portfolio, key drivers of this decrease were a continued substantial reduction of own issuances bought back that are held to hedge funding transactions and a decrease in collateral to be posted in derivatives transactions.

The volume of funding raised in the capital markets for the six months ended June 30, 2013 was EUR 5.4 billion compared to EUR 19.7 million for the six months ended June 30, 2012. FMS-WM placed several U.S. dollar-denominated issuances including its second benchmark bond under its SEC-registered debt issuance program as well as euro-denominated bonds and foreign-currency bonds in sterling and Canadian dollars with international investors in order to be able to refinance portfolios directly in their foreign currencies.

Other Recent Developments

Guarantee by SoFFin

Following enactment of the amending bill by signature of the Federal President and the bill’s publication in the Federal Gazette (Bundesanzeiger) in early September 2013, the German Act on the Establishment of a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds, “FMStFG”) will be amended with effect from January 1, 2014 to provide for, in addition to SoFFin’s loss compensation obligation, a guarantee by SoFFin in respect of all loans, debt securities, fixed forward transactions, options and other credits extended to FMS-WM as well as credits extended to third parties to the extent they are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into, incurred or which have been transferred to FMS-WM during the time period for which SoFFin is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). The Federal Republic is directly liable for all of SoFFin’s obligations pursuant to Section 5 of the FMStFG.

Outsourced Portfolio Administration

As previously disclosed, in accordance with the Federal Republic’s commitment made towards the European Union, the cooperation agreement between FMS-WM and Deutsche Pfandbriefbank AG (“PBB”) was terminated as of September 30, 2013. Effective October 1, 2013, FMS-WM’s newly founded subsidiary, FMS Wertmanagement Service GmbH (“FMS-WM Service”) has been assigned the tasks of portfolio and operations servicing including collateral management, settlement functions and credit operations. Further, starting September 16, 2013, IBM Deutschland GmbH has assumed the provision of comprehensive information technology services. With respect to regulatory reporting and certain financial administration functions, FMS-WM mandated certain other third-party providers to assume their respective functions from October 1, 2013. There can be no assurance that the transition process with respect to the role of the new servicers for portfolio and operations services as well as information technology services will be completed in a timely and efficient manner. Accordingly, the payment process on receivables and information relating to collections could be delayed. Further, the new servicers may be less effective in their respective roles than PBB, given PBB’s experience in administering FMS-WM’s assets, and also due to the new servicers not holding a banking license.

The Federal Republic of Germany

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2012	(0.1)	1.1
3rd quarter 2012	0.2	0.9
4th quarter 2012	(0.5)	0.3
1st quarter 2013	0.0	(0.3)
2nd quarter 2013	0.7	0.5

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.7% after price, seasonal and calendar adjustments in the second quarter of 2013 compared to the first quarter of 2013. Positive contributions to this increase were mainly made by domestic demand, as final consumption expenditure for both households and government increased, compared to the first quarter of 2013.

Compared to the first quarter of 2013, growth was also supported by a marked increase in fixed capital formation, probably mainly due to the weather-related catch-up effects following the unusually long and cold winter. Moreover, the balance of exports and imports had a positive impact on economic growth in the second quarter of 2013, as the quarter-on-quarter increase in exports was somewhat larger than the rise in imports in the second quarter of 2013 compared with the first quarter of 2013.

In a year-on-year comparison, GDP in the second quarter of 2013 increased by 0.5% in calendar-adjusted terms compared to the second quarter of 2012.

Source: Statistisches Bundesamt, Gross domestic product up 0.7% in 2nd quarter of 2013, press release of August 14, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_269_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	(0.5)	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	(0.5)	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4

Consumer prices in Germany were 1.4% higher in September 2013 than in September 2012. Compared with August 2013, inflation in September 2013 remained unchanged.

The inflation rate was mainly due to the price development of mineral oil products, which decreased by 6.5% in September 2013 compared to September 2012. The decrease in prices for heating oil (–5.8%) and motor fuels (–6.7%) had a downward effect on overall inflation. Excluding the effect of mineral oil prices, the inflation rate in September 2013 would have been 1.9% compared to September 2012. Overall, energy prices in September 2013 decreased slightly by 0.2% from September 2012. This was due to the fact that contrary to the decrease in prices for mineral oil products, electricity prices (+11.5%) and solid fuel prices (+6.1%) in September 2013 increased considerably compared to September 2012. Total goods prices increased by 1.3% in September 2013 compared to September 2012 with food prices increasing by 4.7% in September 2013 compared to September 2012. Total service prices rose by 1.6% during the same period, which was mainly due to the 1.4% increase in net rents exclusive of heating expenses.

Compared with August 2013, the consumer price index in September 2013 remained unchanged. In September 2013, prices increased for heating oil (3.2%) and clothing and footwear (5.4%) compared to August 2013, due to the seasonal change from summer to autumn. Month-on-month price decreases for food (-0.4%), air tickets (–2.2%) and package holidays (–11.4%) were also due to seasonal factors.

Source: Statistisches Bundesamt, Consumer prices in September 2013: +1.4% on September 2012, press release of October 11, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/10/PE13_340_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.3	5.3
May 2013	5.2	5.3
June 2013	5.4	5.3
July 2013	5.3	5.2
August 2013	5.0	5.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 220,000 persons, or 0.5%, from August 2012 to August 2013. Compared to July 2013, the number of employed persons in August 2013 increased by approximately 8,000 after adjustment for seasonal fluctuations.

In August 2013, the number of unemployed persons decreased by approximately 108,000, or 4.8%, compared to August 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2013 decreased by 0.9% to 2.21 million compared to July 2013.

Sources: Statistisches Bundesamt, Continuing increase in employment in August 2013, press release of October 1, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/10/PE13_329_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to August 2013	January to August 2012
Foreign trade	127.1	126.6
Services	(5.8)	(4.0)
Factor income (net)	39.4	37.8
Current transfers	(30.5)	(27.7)
Supplementary trade items	(15.6)	(17.8)

Current account	114.6	114.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2013: –5.4% on August 2012, press release of October 10, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/10/PE13_333_51.html).

Other Recent Developments

On September 22, 2013, general elections for the Bundestag (one of the two Houses of Parliament) were held, with the following results:

	% of Votes	Seats
CDU/CSU	41.5	311
SPD	25.7	193
DIE LINKE	8.6	64
GRÜNE	8.4	63
FDP	4.8	—
Others	10.9	—

Total	100.0	631

Source: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/S/ ERNST-ALBRECHT BROCKHAUS
Name:	Ernst-Albrecht Brockhaus
Title:	Member of the Executive Board

By:	/S/ JENS REMMERS
Name:	Jens Remmers
Title:	Head of Capital Markets Funding

Date: October 21, 2013